EXHIBIT 12

Boeing Capital Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Dollars in millions)	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before provision for income tax	$123	$152	$126	$162	$234
Fixed charges	128	160	175	223	297
Income from continuing operations before provision for income tax and fixed charges	$251	$312	$301	$385	$531

Fixed charges:
Interest expense	$128	$160	$175	$223	$297

Ratio of earnings to fixed charges	2.0	2.0	1.7	1.7	1.8